FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 16 June 2004 – 25 June 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

Telecom to deliver higher-speed 3G mobile services to New Zealanders this year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	25 June 2004

MEDIA RELEASE

23 June 2004

Telecom to deliver higher-speed 3G mobile services to New Zealanders this year

Telecom today unveiled its plan to deliver super-fast 3G mobile services to New Zealanders before Christmas 2004.

“This side of Christmas, Telecom will launch ‘T3G,’ using world leading mobile data technology”, Telecom Mobile General Manager Kevin Kenrick said today

“We have extended our relationship with global market leader Lucent Technologies to deliver high speed 3G mobile technology using EV-DO (Evolution Data Optimised) technology,” Mr Kenrick said

EV-DO has been deployed by a number of the most innovative mobile providers in the United States, Asia and other regions.

“As a world-leading wireless broadband technology, EV-DO will bring customers benefits including unsurpassed mobile data download speeds and better access to online information.

“We’ll be launching a broad frontier of new business and entertainment services. These include video messaging, the ability to download clips from films, music, sports or information services and functions like push-to-talk which will let you turn your mobile into a walkie talkie, enabling you talk to many people at the same time. Next year we expect live television on your handset to be available.”

“We will be launching the T3G network between now and Christmas, starting with Auckland, Wellington, Christchurch and key holiday destinations.

“While the current 027 network delivers the fastest mobile data in New Zealand, the upgrade to T3G will give customers data speeds up to 15 times faster than the current network. When receiving data from the network to a mobile device, T3G will be capable of providing a peak data rate six times faster than the alternative technology our competitors have said they will begin to build in some parts of New Zealand next year.

“To put it in context, on the current 027 network information travels at up to 153kbps with speeds typically averaging 40 - 80kbps.

“EV-DO delivers peak data speeds from the network to the mobile device of 2.4Mbps with speeds typically averaging 500kb per second – easily fast enough to deliver video services.”

Mr Kenrick said EV-DO was the fastest growing 3G technology in the world, with networks in the United States, South America, Korea and other parts of Asia.

Telecom has prioritised approximately NZ$40 million for the EV-DO upgrade. At this stage it is anticipated this investment can be accommodated within the NZ$650 million of capital expenditure forecast for the 2004-2005 financial year. Capital expenditure forecasts are updated on a quarterly basis. Lucent will manage and deploy EV-DO.

“The great news for existing 027 customers is they can rest easy knowing their current mobile connection to our 027 network is guaranteed to work in the future. And with the latest 3G devices customers will be able to access any of the existing new options which are just around the corner – without having to change their mobile number.”

Mr Kenrick said the deal with Lucent Technologies had not only enhanced Telecom’s current mobile network advantages but had secured options for the next technology transition in the future.

Lucent’s Managing Director for Australia and New Zealand, Bart Vogel, said the agreement builds on the existing partnering relationship between Lucent and Telecom.

“Telecom is the leader in mobile data in New Zealand, and Lucent is the world leader in CDMA. We built, and now manage, its existing CDMA 1X network, which is already the fastest mobile data network in the country. We’re delighted that, with EV-DO, we can help Telecom strengthen its technology leadership in the New Zealand market.”

ENDS

For more information, please contact:

John Goulter

Public Affairs & Government Relations Manager

Telecom

04 498 9369

027 232 4303

PHIL LOVE

Senior Corporate Affairs Executive

04 498 9155

027 244 8496